GUIDELINE CAPITAL CORPORATION
                            6 Venture, Suite 207
                           Irvine, California 92618
                        COMMISSION FILE NUMBER 0-24755

                             DISCLOSURE STATEMENT

                                 PURSUANT TO
                             SECTION 14(f) OF THE
                      SECURITIES EXCHANGE ACT OF 1934 AND
                            RULE 14f-1 THEREUNDER



                                 INTRODUCTION

     This Statement is being mailed on or about September 3, 1999, to holders of record on September 1, 1999, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Guideline Capital Corporation, a Delaware corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about September 13, 1999.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of an agreement (the "Agreement") between the Company and Vitafort International Corporation, a Delaware corporation ("Vitafort"), and Hollywood Partners, Inc., a California corporation and a subsidiary of Vitafort ("Subsidiary"), the Company has agreed to acquire all of Subsidiary's issued and outstanding shares of common stock owned by Vitafort (collectively, the "Subsidiary Stock") in exchange for an aggregate of 5,000,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of agreement between the Company, Vitafort and Subsidiary, the Company will undertake a 7 to 1 forward split of its presently issued and outstanding common stock, so that at the time of closing 3,500,000 shares of common stock will be issued and outstanding and will cause a Certificate of Amendment to the Company's Certificate of Incorporation to be filed with the Delaware Secretary of State approving an increase in its authorized capitalization to 50,000,000 shares of authorized common stock, par value $.001 and 5,000,000 shares of preferred stock, par value $.001.
Accordingly, if all of the issued and outstanding shares of Subsidiary are exchanged for 5,000,000 common shares of the Company's Common Stock, the holders thereof will own approximately 59% of the Company's 8,500,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Subsidiary's management (see "Directors and Executive Officers and Related Transactions").

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about September 13, 1999, with the closing to occur shortly thereafter.

                         REASON FOR DISCLOSURE STATEMENT

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the


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Commission.  This  Disclosure  Statement is being filed with the  Commission and sent to stockholders in compliance with that Rule.

                  INFORMATION RELATING TO THE COMPANY'S SECURITIES

     As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                 Percentage
               Name                 Shares Owned              Ownership
      ----------------------        ------------              ----------

      Adam Stull(1)                    125,000                    25%
      6 Venture, Ste. 207
      Irvine, CA 92618

      Libbie Stull(1)                  100,000                    20%
      6 Venture, Ste. 207
      Irvine, CA 92618

      George Unwin(1)                  100,000                    20%
      1417 Morningside Dr.
      Laguna Beach, CA 92651

      All Officers and                 325,000                    65%
      Directors as a
      Group (3 persons)
------------------------

(1)  Officer and/or director of the Company.

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class
----------------          ------------------        ------------      --------

Mark Beychok             Chairman of the Board              -0-           0%
1800 Avenue of the Stars
Suite 480
Los Angeles, CA  90067

Lee Lambert               President, Secretary              -0-           0%
1800 Avenue of the Stars     and Treasurer
Suite 480
Los Angeles, CA  90067




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                                                     Shares of
                                                   Common Stock
                                                 to be owned upon   Approximate
                                                  consummation of     Percent
Name and Address          Offices To Be Held        the Transfer      of Class
----------------          ------------------        ------------      --------

John Coppolino                 Director                     -0-           0%
1800 Avenue of the Stars
Suite 480
Los Angeles, CA  90067

Eugene Scher                   Director                     -0-           0%
1800 Avenue of the Stars
Suite 480
Los Angeles, CA  90067

Vitafort International
  Corporation                     --                  5,000,000        58.8%
1800 Avenue of the Stars
Suite 480
Los Angeles, CA  90067

All Proposed Directors                                      -0-           0%
and Officers as a
Group (4 person)

                                LEGAL PROCEEDINGS

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

            DIRECTORS AND EXECUTIVE OFFICERS AND RELATED TRANSACTIONS

Directors and Executive Officers.

     The Directors and Officers of the Company as of the date of this Disclosure Statement are as follows:

            Name             Age                Position
      ---------------        ---           -------------------

      Adam Stull(1)           37           President, Director

      Libby Stull(1)          43           Secretary, Director

      George Unwin            53           Director
----------------------

(1)      Adam Stull and Libby Stull are brother and sister.

Resumes:

     Adam Stull, President and a director. Mr. Stull has held his positions with the Company since he was elected on December 15, 1997. From October 1997 through the present, Mr. Stull has been a partner of Goldberg Burke & Stull, LLP, now Burke & Stull, Attorneys, Los Angeles, California, engaged in the practice of law, emphasizing criminal law and general business matters. Prior to that, Mr. Stull was a partner in the firm of Stull & Stull, Bakersfield, California from January 1994 to September 1997. From 1993 to 1994, Mr. Stull was an assistant at Pacific Coast Chemicals, Berkeley, California. Mr. Stull received a Juris Doctor degree from California Western School of Law, San Diego in 1988 and a Bachelor of Arts degree from the University of California, Santa Barbara in 1984.

     Libby Stull, Secretary and Director. Ms. Stull has held her position with the Company since she was elected on December 15, 1997. From April 1999 to the present, Ms. Stull has been an independent contractor for legal services. From December 1997 to April 1999, Ms. Stull was employed by Goldberg Burke & Stull, LLP, Attorneys, Irvine, California, engaged in the practice of law, emphasizing civil litigation and general business matters. Prior to that, Ms. Stull was a partner in the firm of Stull & Stull, Bakersfield, California from 1994 to 1997. Ms. Stull was engaged in a general law practice as a sole practitioner from 1990 to 1993. Ms. Stull received a Juris Doctor degree from Hastings College of Law, San Francisco, California in 1981 and a Bachelor of Arts, Political Science degree from UCLA in 1978.

     George Unwin, Director. Mr. Unwin has held his position with the Company since he was elected on December 15, 1997. Since 1993, Mr. Unwin has been a self-employed, free-lance writer of advertising and marketing materials in Southern California. He creates advertising and marketing materials for a host of private clients and has written advertising copy for numerous local newspaper and magazine publishers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

               Name                  Age                   Position
      ---------------             ---             ---------------------

      Mark Beychok                 42             Chairman of the Board

      Lee Lambert                  44             President, Secretary
                                                  and Treasurer

      John Coppolino               39             Director

      Eugene Scher                 51             Director

Resumes:

Mark Beychok - Chairman of the Board
------------------------------------

     Mr. Beychok was elected President and a Director of Vitafort International Corporation and its subsidiaries in September of 1993, and has been Chief Executive Officer since February 1995. Mr. Beychok is a private investor with over fifteen years experience in the food industry as an owner and operator of various food manufacturing, marketing and distribution companies. Mr. Beychok graduated in 1979 from the Haas Business School at the University of California (Berkeley).

John Coppolino - Director
-------------------------

     Mr. Coppolino began as Director of Sales of Vitafort International Corporation in 1994. He became Executive Vice President during September 1997 and a Director in February 1999. Mr. Coppolino has over ten years experience in the food industry, including experience as a food broker and in product manufacture. Mr. Coppolino graduated from the Pennsylvania State University School of Business in 1983 with a degree in Business Logistics.

Eugene Scher - Director
-----------------------

         Since 1989 Mr. Scher has been a partner in the firm of November Lazar Scher, a company who specializes in obtaining licenses from such companies as The Walt Disney Company, Warner Bros., Universal, Twentieth Century Fox, Paramount and Sony. Through his expertise in marketing and licensing, Mr. Scher has helped numerous companies increase their gross sales and revenues. Mr. Scher received a Liberal Arts degree from Hunter College in 1969, and a Masters degree in Psychology from Manhattan College in 1971.

Lee Lambert - President, Secretary and Treasurer
------------------------------------------------

         From July 1998 to the present, Mr. Lambert has served as an independent business advisor to a number of companies, principally involving the software and Internet industries. From March 1997 to December 1998, Mr. Lambert served as Managing Director of Cambridge/Samsung Partners, a venture capital firm based in Boston, Massachusetts. From December 1994 to July 1998, Mr. Lambert served as Director, Corporate Development, for Samsung Electronics Co., Ltd., in
activities including venture stage investing through mergers and acquisitions. From May 1993 to December 1994, Mr. Lambert served as Vice President, Corporate Finance for Van Kasper & Company, a regional full-service investment banking and brokerage house. He holds an MBA from Harvard Business School and a BS from the University of California (Berkeley).

Compensation

     During the last fiscal year and the period since inception, the officers and directors of Subsidiary received no remuneration; however, the Subsidiary is currently negotiating employment agreements, stock option agreements and other executive and director compensation which may be in the form of cash or stock. In any event, it is likely that the issuance of stock options will further substantially dilute the present shareholders.

     In addition, Subsidiary may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Related Party Transactions

     There were no related party transactions which occurred during the past two years and which are required to be disclosed pursuant to the requirements included under Item 404 of Regulation SB.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year ended June 30, 1999, the Directors held two meetings of the Board of Directors.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's officers and directors have not been paid a salary during the fiscal year ended June 30, 1999. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1999 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1999 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.



Dated: September 3, 1999.

                                     GUIDELINE CAPITAL CORPORATION

                                     s/Adam Stull
                                     -------------------------------------
                                     Adam Stull, President